UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________
APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY
Dated: April 23, 2015

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:
Security Equity Fund

3.	Securities and Exchange Commission File No.:
811-22932

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐   Initial Application            ☒    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):
805 King Farm Boulevard, Suite 600
Rockville, MD 20850

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Julien Bourgeois

Dechert LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3451
julien.bourgeois@dechert.com

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Guggenheim Investments
805 King Farm Boulevard, Suite 600
Rockville, MD 20850
(301) 296-5100
Guggenheim Funds Distributors, LLC
805 King Farm Boulevard, Suite 600
Rockville, MD 20850
(312) 357-0287
State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
(617) 654-3321

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☒    Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
☒    Open-end            ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Kansas

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Adviser:
Security Investors, LLC
805 King Farm Boulevard, Suite 600
Rockville, MD 20850
Subadvisers:
Mainstream Investment Advisers, LLC
101 West Spring Street, 4th Floor
New Albany, IN 47150
Security Global Investors, LLC
801 Montgomery Street, 2nd Floor
San Francisco, CA 94133

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Guggenheim Funds Distributors, LLC
805 King Farm Boulevard, Suite 600
Rockville, MD 20850
Guggenheim Distributors, LLC (formerly, Rydex
Distributors, LLC and Rydex Distributors, Inc.)
805 King Farm Boulevard, Suite 600
Rockville, MD 20850
Security Distributors, Inc.
One Security Benefit Place
Topeka, KS 66636

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):
Not Applicable.

(b)	Directors’ name(s) and address(es):
Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐    Yes             ☒    No
If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒    Yes             ☐    No
If Yes, state the date on which the board vote took place:
November 11, 2013
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒    Yes             ☐    No

If Yes, state the date on which the shareholder vote took place:
January 8, 2014
If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:
On January 27, 2014 and September 23, 2014, in connection with the reorganization of the series of Security Equity Fund, with and into a corresponding shell series of Guggenheim Funds Trust, the series of Security Equity Fund received shares of the corresponding shell series of Guggenheim Funds Trust.

(b)	Were the distributions made on the basis of net assets?
☒    Yes             ☐    No

(c)	Were the distributions made pro rata based on share ownership?
☒    Yes            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Not Applicable.

Were any distributions to shareholders made in kind?
☐    Yes             ☐    No
If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:
Not Applicable.
Has the fund issued senior securities?
☐    Yes             ☐    No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒    Yes            ☐    No
If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐    Yes             ☒    No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
☐    Yes            ☒    No
If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Not Applicable.

(b)	Why has the fund retained the remaining assets?
Not Applicable.

(c)	Will the remaining assets be invested in securities?
Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐    Yes             ☒    No
If yes,

(a)	Describe the type and amount of each debt or other liability:
Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $91,959

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):
Registration: $0
Custody: $0
Printing: $103,609
EDGAR: $0
Mailing: $328,094
Total: $431,703

(iv)	Total expenses (sum of lines (i) - (iii) above): $523,662

(b)	How were those expenses allocated?
Security Investors, LLC and its affiliates paid $100,000 on behalf of all funds in the Guggenheim Fund Complex that were reorganized, including Security Equity Fund. Of the remaining expenses, Security Equity Fund bore an allocated portion of the common costs based on its asset levels and amounts attributable to it.

(c)	Who paid those expenses?
As indicated above, Security Equity Fund paid the expenses, except for the portion of the expenses paid by Security Investors, LLC and its affiliates.

(d)	How did the fund pay for unamortized expenses (if any)?
Any unamortized expenses were carried forward to the corresponding shell series of Guggenheim Funds Trust into which the series of Security Equity Fund were reorganized.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐    Yes             ☒    No
If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
☐    Yes            ☒    No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐    Yes             ☒    No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:
The series of Security Equity Fund were reorganized with and into a corresponding shell series of Guggenheim Funds Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-01136

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
The Form of Agreement and Plan of Reorganization was attached as Appendix B to the Proxy Statement, which was filed by Security Equity Fund under the Form Type DEF 14A (Accession No. 0001193125-13-458211) on December 2, 2013.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Security Equity Fund, (ii) she is the Chief Legal Officer and Vice President of Security Equity Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Amy J. Lee
Amy J. Lee
Chief Legal Officer and Vice President, Security Equity Fund